Exhibit 4.2

Independent auditor’s report

To the Shareholders of Docebo Inc.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Docebo Inc. and its subsidiaries (together, the Company) as at December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company’s consolidated financial statements comprise:

•	the consolidated statements of financial position as at December 31, 2019 and 2018;

•	the consolidated statements of loss and comprehensive loss for the years then ended;

•	the consolidated statements of changes in shareholders’ equity (deficiency) for the years then ended;

•	the consolidated statements of cash flows for the years then ended; and

•	the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J oB2
T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Jennifer Psutka.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

March 11, 2020

DOCEBO INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2019 and 2018

(expressed in thousands of United States dollars)

	2019	2018
	$	$
Assets
Current assets:
Cash and cash equivalents	46,278	3,756
Trade and other receivables (Note 4)	10,108	6,138
Prepaids and deposits	1,858	1,502
Net investment in finance lease (Note 5)	92	—
Contract acquisition costs, net (Note 14)	605	243

	58,941	11,639
Non-current assets:
Contract acquisition costs, net (Note 14)	698	375
Net investment in finance lease (Note 5)	324	—
Right-of-use asset, net (Note 6)	2,420	—
Property and equipment, net (Note 7)	1,477	1,286

	63,860	13,300

Liabilities
Current liabilities:
Trade and other payables	9,589	6,784
Deferred revenue (Note 14)	17,997	12,687
Deferred lease incentives	—	55
Lease obligations (Note 6)	935	—
Borrowings (Note 8)	20	5,363

	28,541	24,889
Non-current liabilities:
Deferred lease incentives	—	243
Lease obligations (Note 6)	2,479	—
Employee benefit obligations (Note 9)	1,443	929
Borrowings (Note 8)	16	4,015

	32,479	30,076
Shareholders’ equity (deficiency)
Share capital (Note 11)	89,745	30,716
Contributed surplus	1,102	564
Other comprehensive income	805	263
Deficit	(60,271)	(48,319)

Total equity (deficiency)	31,381	(16,776)

	63,860	13,300

Commitments and contingencies (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

DOCEBO INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except per share amounts)

	2019	2018
	$	$
Revenue (Note 14)	41,443	27,074
Cost of revenue (Note 15)	8,261	5,650

Gross profit	33,182	21,424
Operating expenses
General and administrative (Note 16)	15,872	10,940
Sales and marketing (Note 16)	16,266	11,630
Research and development (Note 16)	8,579	6,612
Share-based compensation (Note 12)	659	253
Foreign exchange loss	922	775
Depreciation and amortization (Note 6 and 7)	693	169

	42,991	30,379

Operating loss	(9,809)	(8,955)
Finance expense, net (Note 8)	796	666
Loss on change in fair value of convertible promissory notes (Note 8)	776	2,083
Other income	(76)	(53)

Loss before income taxes	(11,305)	(11,651)
Income tax expense (Note 17)	609	—

Net loss for the year	(11,914)	(11,651)

Other comprehensive loss
Item that may be reclassified subsequently to income:
Exchange gain on translation of foreign operations	(652)	(819)
Item not subsequently reclassified to income:
Actuarial loss	110	41

	(542)	(778)

Comprehensive loss	(11,372)	(10,873)

Net loss attributable to:
Equity owners of the Company	(11,914)	(11,272)
Non-controlling interests (Note 10)	—	(379)

	(11,914)	(11,651)
Loss per share - basic and diluted	(0.49)	(0.52)
Weighted average number of common shares outstanding - basic and diluted (Note 13)	24,363,789	21,543,100

The accompanying notes are an integral part of these consolidated financial statements.

DOCEBO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except number of shares)

				Non-	Other
			Contributed	controlling	comprehensive
	Common shares		surplus	interests	income	Deficit	Total
	#	$	$	$	$	$	$
Balance, December 31, 2017	18,020,000	9,961	311	(1,055)	(515)	(14,858)	(6,156)
Share-based compensation (Note 12)	—	—	253	—	—	—	253
Purchase of non-controlling interest with common shares (Note 10)	4,512,000	20,755	—	1,434	—	(22,189)	—
Comprehensive loss	—	—	—	(379)	778	(11,272)	(10,873)

Balance, December 31, 2018	22,532,000	30,716	564	—	263	(48,319)	(16,776)

IFRS 16 transition effect (Note 3)	—	—	—	—	—	(38)	(38)
Share-based compensation (Note 12)	—	—	659	—	—	—	659
Conversion of convertible promissory note (Note 8)	800,000	6,120	—	—	—	—	6,120
Exercise of stock options	434,700	495	(121)	—	—	—	374
Issuance of common shares upon initial public offering, net of share issuance costs (Note 11)	4,687,500	52,414	—	—	—	—	52,414
Comprehensive loss	—	—	—	—	542	(11,914)	(11,372)

Balance, December 31, 2019	28,454,200	89,745	1,102	—	805	(60,271)	31,381

The accompanying notes are an integral part of these consolidated financial statements.

DOCEBO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars)

	2019	2018
	$	$
Cash flows used in operating activities
Net loss	(11,914)	(11,651)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	693	169
Share-based compensation	659	253
Unrealized foreign exchange loss	922	605
Amortization of deferred lease incentive	—	3
Finance expense	796	666
Loss on change in fair value of convertible promissory notes	776	2,083
Changes in non-cash working capital items:
Trade and other receivables	(3,994)	(1,743)
Prepaids and deposits	(335)	(927)
Contract acquisition costs	(685)	(618)
Trade and other payables	2,830	3,282
Employee benefit obligations	420	247
Deferred revenue	5,250	5,331

Cash used in operating activities	(4,582)	(2,300)

Cash flows from investing activities
Purchase of property and equipment	(366)	(410)

Cash used in investing activities	(366)	(410)

Cash flows from financing activities
Payments received on net investment in finance lease	87	—
Repayment of lease obligation	(879)	—
Interest paid	(432)	(649)
Proceeds from exercise of stock options	374	—
Proceeds from issuance of secured debentures, net	3,000	3,960
Proceeds from drawdown on secured credit facility, net	6,858	—
Proceeds from issuance of common shares	56,261	—
Share issuance cost	(3,847)	—
Repayment of borrowings	(14,055)	(21)

Cash from financing activities	47,367	3,290

Net change in cash and cash equivalents during the year	42,419	580
Effect of foreign exchange on cash and cash equivalents	103	(185)
Cash and cash equivalents, beginning of the year	3,756	3,361

Cash and cash equivalents, end of the year	46,278	3,756

The accompanying notes are an integral part of these consolidated financial statements.

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

1	Nature of business

Docebo Inc. (the “Company” or “Docebo”) is a provider of cloud-based learning management systems. The Company was incorporated on April 21, 2016 under the laws of the Province of Ontario. The Company’s head office is located at Suite 701, 366 Adelaide Street West, Toronto, M5V 1R9, Canada.

On October 1, 2019, the Company filed articles of amendment to effect the change of the Company’s name from “Docebo Canada Inc.” to “Docebo Inc.” and to split all of its issued and outstanding common shares on the basis of 100 common shares for every one common share outstanding. All share and per share amounts for all periods presented in these financial statements have been adjusted retrospectively to reflect the share split.

On October 8, 2019, the Company completed an initial public offering (“IPO”) and its shares began trading on the Toronto Stock Exchange under the symbol “DCBO”.

The Company has the following subsidiaries:

	Country	Ownership percentage December 31, 2019	Ownership percentage December 31, 2018
Entity name		%	%
Docebo S.p.A	Italy	100	100
Docebo NA Inc	United States	100	100
Docebo EMEA FZ-LLC	Dubai	100	100
Docebo UK	England	100	100

2	Basis of preparation

Statement of compliance

These consolidated financial statements (“financial statements”) have been prepared by management on a going-concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The policies set out below have been consistently applied to all periods presented unless otherwise noted.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on March 11, 2020.

Basis of measurement

These financial statements have been prepared on a historical cost basis except for convertible promissory notes that are measured at fair value. Historical costs are generally based on the fair value of the consideration given in exchange for goods and services received.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, Share-based Payments and measurements that have some similarities to fair value but are not fair value, such as value in use in International Accounting Standard (“IAS”) 36, Impairment of Assets.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries, Docebo S.p.A., Docebo NA Inc., Docebo EMEA FZ-LLC and Docebo UK Ltd.

Subsidiaries are fully consolidated from the date of acquisition, which is the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Control is achieved when the Company has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate there are changes to one or more of the three elements of

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

control listed above. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions and dividends are eliminated on consolidation.

Functional currency and presentation currency

These financial statements are presented in United States dollars. Docebo’s functional currency is Canadian dollars and the functional currencies of the Company’s wholly owned subsidiaries are as follows:

Docebo NA Inc.	United States dollars
Docebo EMEA FZ-LLC	United Arab Emirates dirham
Docebo S.p.A.	Euros
Docebo UK	British pounds

The presentation currency is different than the functional currency of the Company for industry and market comparability reasons.

Use of estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments, apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

•	Revenue recognition

The Company derives its revenues from two main sources: software as-a-service application (“SaaS”); and professional services revenue, which includes services such as initial project management and training, integration and custom development.

Multi-element or bundled contracts require an estimate of the stand-alone selling price (“SSP”) of separate elements. These assessments require judgment by management to determine if there are separately identifiable performance obligations as well as how to allocate the total price among the performance obligations. Deliverables are accounted for as separately identifiable performance obligations if they can be understood without reference to the series of transactions as a whole. In concluding whether performance obligations are separately identifiable, management considers the transaction from the customer’s perspective. Among other factors, management assesses whether the service or product is sold separately by the Company in the normal course of business or whether the customer could purchase the service or product separately.

•	Convertible promissory notes

Convertible promissory notes are classified as fair value through profit or loss. The fair value of convertible promissory notes is based on the underlying value of the equity instruments the convertible promissory notes are convertible into, which in turn requires estimates of the inherent value of the Company, considering value indicators including recent rounds of financing and market comparable valuation metrics.

•	Depreciation of property and equipment

Depreciation of property and equipment is dependent on estimates of useful lives and residual values, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent on estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

•	Trade and other receivables

The recognition of trade and other receivables and loss allowances requires the Company to assess credit risk and collectability. The Company considers historical trends and any available information indicating a customer could be experiencing liquidity or going concern problems and the status of any contractual or legal disputes with customers in performing this assessment.

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

•	Share-based payments

For equity-settled plans, expense is based on the fair value of the awards granted, calculated on the grant date, with a corresponding increase in equity. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied.

The Company uses the Black-Scholes valuation model to determine the fair value of equity settled stock options. Estimates are required for inputs to this model including the fair value of the underlying shares, the expected life of the option, volatility, expected dividend yield and the risk-free interest rate. Variation in actual results for any of these inputs will result in a different value of the stock option realized from the original estimate. The assumptions and estimates used are further outlined in the stock options note.

•	Income taxes

The Company computes an income tax provision in each of the tax jurisdictions in which it operates. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the consolidated financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets against future taxable income based on an assessment of the ability to use the underlying future tax deductions before they expire. To the extent that estimates of future taxable income differ from the tax return, earnings would be affected in a subsequent period.

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

3	Summary of significant accounting policies

Foreign currency translation

Foreign currency transactions are translated into functional currencies at exchange rates in effect on the date of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated into functional currencies at the foreign exchange rate applicable at that period-end date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Expenses are translated at the exchange rates that approximate those in effect on the date of the transaction. Realized and unrealized exchange gains and losses are recognized in the consolidated statement of loss and comprehensive loss.

On consolidation, assets and liabilities of operations with functional currency other than US dollars are translated into US dollars at period- end foreign currency rates. Revenues and expenses of such operations are translated into US dollars at average rates for the period. Foreign currency translation gains and losses are recognized in other comprehensive income. The relevant amount in cumulative foreign currency translation adjustment is reclassified into earnings upon disposition of a foreign operation.

Revenue recognition

The Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services by applying the following steps:

•	identify the contract with a customer;

•	identify the performance obligations in the contract;

•	determine the transaction price;

•	allocate the transaction price; and

•	recognize revenue when, or as, the Company satisfies a performance obligation.

Revenue represents the amount the Company expects to receive for products and services in its contracts with customers, net of discounts and sales taxes. The Company derives revenue from subscription of its product (“subscription revenue”) comprised of its hosted SaaS and from the provision of professional services including implementation services, technical services and training. Professional services do not include significant customization to, or development of, the software.

The Company recognizes revenue upon transfer of control of products or services to customers at an amount that reflects the consideration the Company expects to receive in exchange for the products or services transferred. The Company’s contracts with customers often include multiple products and services. The Company evaluates these arrangements to determine the appropriate unit of accounting (performance

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

obligation) for revenue recognition purposes based on whether the product or service is distinct from some or all of the other products or services in the arrangement. A product or service is distinct if the customer can benefit from it on its own or together with other readily available resources and the Company’s promise to transfer the good or service is separately identifiable from other promises in the contractual arrangement with the customer. Non-distinct products and services are combined with other goods or services until they are distinct as a bundle and therefore form a single performance obligation. Subscription revenue and professional services are generally capable of being distinct for the Company and are accounted for as separate performance obligations.

The total consideration for the arrangement is allocated to the separate performance obligations based on their relative fair value and the revenue is recognized for each performance obligation when the requirements for revenue recognition have been met. The Company determines the fair value of each performance obligation based on the average selling price when they are sold separately. We update our estimates of SSP on an ongoing basis through internal periodic reviews and as events or circumstances may require. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised service to a customer. We satisfy performance obligations over time.

Subscription revenue related to the provision of SaaS is recognized rateably over the contract term as the service is delivered. The contract term begins when the service is made available to the customer. The Company applies the time elapsed method to measure progress towards complete satisfaction of subscription revenue performance obligations. The time elapsed provided a faithful depiction of the Company’s performance towards complete satisfaction of its performance obligations as a customer simultaneously received and consumes the benefits provided by the Company’s performance as the Company performs on a daily basis.

Professional services revenue is recognized as services are rendered which is normally over the first few months of a contract with progress being measured over the implementation and training period. The Company applies labour hours expended which is an input method to measure progress towards complete satisfaction of professional services revenue performance obligations. Labour hours expended relative to the total expected labour hours to be expended provides a faithful depiction of the Company’s performance towards complete satisfaction of the professional services performance obligations as it closely reflects the completion of activities based on budgeted labour hours and the value of the services transferred cannot be measured directly.

The Company records contract assets for selling commissions paid at the inception of a contract that are incremental costs of obtaining the contract, if the Company expects to recover those costs. Contract assets are subsequently amortized on a straight-line basis over a period consistent with the pattern of transfer of the products and services to which the asset relate. Incremental selling commissions to obtain a renewal of a contract are capitalized and amortized on a straight-line basis over the renewal period of the contract. The Company applies the IFRS 15 practical expedient and does not recognize incremental costs of obtaining a contract if the amortization period is one year or less.

The timing of revenue recognition and the contractual payment schedules often differ, resulting in contractual payments being billed before contractual products or services are delivered. Generally, the payment terms are between 30 to 60 days from the date of invoice. These amounts that are billed, but not earned, are recognized as deferred revenue. When products or services have been transferred to customers and revenue has been recognized, but not billed, the Company recognizes and includes these amounts as unbilled trade receivables.

The Company has elected to apply the practical expedient to not adjust the total consideration over the contract term for the effect of a financing component if the period between the transfer of services to the customer and the customer’s payment for these services is expected to be one year or less.

Deferred revenue

Deferred revenue primarily relates to subscription revenue agreements and professional services agreements, which have been paid for by customers prior to the performance of those services. Generally, the services will be provided in the next twelve months and are classified as current based on the length of the arrangement.

Cash and cash equivalents

Cash and cash equivalents include short-term investments in highly liquid marketable securities, having a term to maturity of three months or less.

Property and equipment

The Company’s property and equipment are measured at cost less accumulated depreciation and impairment losses.

The cost of an item of property and equipment includes expenditures that are directly attributable to the acquisition or construction of the asset.

Depreciation is recorded over the estimated useful lives as outlined below:

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

Electronic equipment	3 years straight line
Furniture	5 years straight line
Building	25 years straight line
Leasehold improvements	straight-line over term of the lease

The Company assesses an asset’s residual value, useful life and depreciation method on an annual basis and if any events have indicated a change and makes adjustments if appropriate.

Gains and losses on disposal of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of the property and equipment and are recognized in the consolidated statement of loss and comprehensive loss.

Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed for impairment at each consolidated statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The recoverable amount of an asset or a cash generating unit is the higher of its fair value, less cost to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Government assistance

Government assistance, which mainly includes research and development and other tax credits, is recognized when there is reasonable assurance it will be received and all related conditions will be complied with. When the government assistance relates to an expense item, it is recognized as a reduction of expense over the period necessary to match the government assistance on a systematic basis to the costs it is intended to subsidize.

Research and development

Research and development costs are expensed as incurred, net of Italian tax credits. The Company’s research and development costs consist primarily of salaries and related personnel expenses.

The Company recognizes the benefit of Italian research and development investment tax credits as a reduction of research and development costs when there is reasonable assurance the claim will be recovered.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) (a) as a result of a past event; (b) when it is more probable than not an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) when a reliable estimate can be made of the amount of the obligation.

Deferred compensation

The Company provides an employee severance indemnity, which is mandatory pursuant to the Italian Civil Code. Under this arrangement, the Company is obligated to pay deferred compensation based on the employees’ years of service and the compensation earned by the employee during the service period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for a defined benefit plan. These benefits are unfunded. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit method.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise, and are not reclassified to profit or loss in subsequent periods. These obligations are valued annually.

Past service costs are recognized in profit or loss on the earlier of:

•	the date of the plan amendment or curtailment; and

•	the date that the Company recognizes related restructuring costs.

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Company recognizes the following changes in the net defined benefit obligation:

•	service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements; and

•	net interest expense or income.

Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from “profit before tax” as reported in the consolidated statement of loss and comprehensive loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the year.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent it is probable taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the end of each year and reduced to the extent it is not probable sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the year.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the year, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive loss or directly in equity, in which case the current and deferred taxes are also recognized in other comprehensive loss or directly in equity, respectively.

The Company has not recognized deferred income tax assets as at December 31, 2019 and 2018 as it is not considered probable at this time that the assets can be recovered.

Share-based payments

For equity-settled plans, expense is based on the fair value of the awards granted, calculated on the grant date, with a corresponding increase in equity. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied.

The Company uses the Black-Scholes valuation model to determine the fair value of equity settled stock options. Estimates are required for inputs to this model including the fair value of the underlying shares, the expected life of the option, volatility, expected dividend yield and the risk-free interest rate. Variation in actual results for any of these inputs will result in a different value of the stock option realized from the original estimate. The assumptions and estimates used are further outlined in the stock options note.

Loss per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year.

Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares, which are comprised of additional shares from the assumed exercise or conversion of share options and conversion of convertible promissory notes.

Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

•	Financial assets

On initial recognition, a financial asset is classified as measured at amortized cost, fair value through other comprehensive income (‘‘FVOCI’’), or fair value through profit and loss (‘‘FVTPL’’). The classification of financial assets is based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

The following accounting policies apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	Subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	Subsequently measured at amortized cost using the effective interest method, less any impairment losses. Interest income, foreign exchange gains and losses and impairment losses are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

•	Financial liabilities

The Company initially recognizes financial liabilities at fair value on the date at which the Company becomes a party to the contractual provisions of the instrument.

The Company classifies its financial liabilities as either financial liabilities at FVTPL or amortized cost.

Subsequent to initial recognition, other liabilities are measured at amortized cost using the effective interest method. Financial liabilities at FVTPL are stated at fair value with changes being recognized in profit or loss.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

•	Financial liabilities and equity instruments

•	Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

•	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by a group entity are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

•	Classification of financial instruments

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics and management intent as outlined below:

Cash and cash equivalents         Amortized cost

Trade and other receivables       Amortized cost

Trade and other payables           Amortized cost

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

Convertible promissory notes Fair value through profit or loss
Secured debentures Amortized cost
Mortgage payable Amortized cost

•	Impairment of financial assets

An expected credit loss (“ECL”) model applies to financial assets measured at amortized cost. The Company’s financial assets measured at amortized cost and subject to the ECL model consist primarily of trade receivables. The Company applies the simplified approach to impairment for trade and other receivables by recognizing lifetime expected losses on initial recognition through both the analysis of historical defaults and a reassessment of counterparty credit risk in revenue contracts on an annual basis.

Convertible promissory notes

Convertible promissory notes are convertible into common shares of the Company at a conversion price of US$2.50 per share. The Company determined that the convertible promissory notes did not meet the IFRS definition of equity due to the variability of the conversion ratio, which is based on the foreign exchange rates at the time of conversion. Changes in the fair value of convertible promissory notes are recognized through income in the period in which they occur except in cases where they result from changes in credit risk, in which case the fair value changes are recorded in other comprehensive income.

New standards, amendments and interpretations recently adopted by the Company

The Company has adopted and applied the following new and revised IFRS that have been issued and are effective:

•	IFRS 16 - Leases

The Company has adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and adjustments arising from the new leasing rules are therefore recognised in the opening balance sheet on January 1, 2019. The comparative period continues to account for leases under IAS 17.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right of control for the use of an identified asset for a period of time in exchange for consideration. From January 1, 2019, the Company recognizes a right-of-use asset (“ROU asset”) and a lease liability at the lease commencement date, which is the date the leased asset is available for use. The ROU asset primarily related to office leases and is initially measured based on the initial amount of the lease liability. The lease liabilities include the net present value of the following lease payments:

•	fixed payments (including any in-substance fixed payments, less any lease incentives receivable);

•	variable lease payments that are based on an index or a rate;

•	amounts expected to be payable by the lessee under residual value guarantees;

•	exercise price of any purchase option if the company is reasonably certain to exercise that option; and

•	payments for penalties for terminating the lease, if the lease term reflects the company exercising that option.

The ROU assets are depreciated to the earlier of the end of useful life of the ROU asset or the lease term using the straight- line method as this most closely reflects the expected pattern of the consumption of the future economic benefits.

The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the ROU asset can be periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate, which is the rate the company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. The Company used an incremental borrowing rate to measure the lease liabilities in the opening balance sheet at January 1, 2019 of 10%.

ROU assets are measured at cost comprising the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs, and restoration costs.

The lease liability is classified and accounted for at the amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset unless it has been reduced to zero. Any further reduction in the lease liability is then recognized in profit or loss.

The Company has elected to apply the practical expedient not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of twelve months or less and for leases of low value assets. The lease payments associated with those leases is recognized as an expense on a straight-line basis over the lease term.

A lease modification will be accounted for as a separate lease if the modification increases the scope of the lease and if the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope. For a modification that is not a separate lease or where the increase in consideration is not commensurate, at the effective date of the lease modification, the Company will remeasure the lease liability using the Company’s incremental borrowing rate, when the rate implicit to the lease is not readily available, with a corresponding adjustment to the ROU asset.

When the Company acts as an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. The Company assesses the lease classification of a sub-lease with reference to the ROU asset arising from the head lease, not with reference to the underlying asset. To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the ROU asset. If this is the case, then the lease is accounted for as a net investment in finance lease. If not, then it is an operating lease. As part of this assessment the Company considers certain indicators such as whether the lease is for the major part of the economic life of the ROU asset.

Adjustments recognized on adoption of IFRS 16

The following table reconciles the Company’s operating lease obligations as at December 31, 2018, as previously disclosed in the Company’s consolidated financial statements, to the lease obligations recognized on initial application of IFRS 16 at January 1, 2019.

$
Aggregate lease commitments as disclosed at December 31, 2018	4,181
Less: Recognition exemption for low-value leases	246
Less: Recognition exemption for short-term leases	1

Adjusted lease commitments	3,934

Less: Impact of present value	751

Opening IFRS 16 lease liability as at January 1, 2019	3,183

The cumulative effect of the changes made to the January 1, 2019 consolidated statement of financial position for the adoption of IFRS 16 is as follows:

	Balance as at December 31, 2018	IFRS 16 adjustments	Balance as at January 1, 2019
	$	$	$
Assets
Current assets:
Net investment in finance lease	—	85	85
Non-current assets:
Right-of-use-assets, net	—	2,406	2,406
Net investment in finance lease	—	357	357
Liabilities
Current liabilities:
Deferred lease incentives	55	(55)	—
Lease obligations	—	822	822
Non-current liabilities:
Deferred lease incentives	243	(243)	—

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

Lease obligations	—	2,361	2,361
Equity
Deficit	(48,319)	(38)	(48,357)

•	IFRIC 23, Uncertainty over Income Tax Treatment

In June 2016, the IASB issued International Financial Reporting Interpretations Committee (“IFRIC”) 23, which clarifies the accounting for uncertainties in income taxes. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The requirements are applied by recognizing the cumulative effect of initially applying them in retained earnings, or in other appropriate components of equity, at the start of the reporting period in which the Company first applies them, without adjusting comparative information. Full retrospective application is permitted, if the Company can do so without using hindsight. The adoption of this standard did not result in a material impact on the financial statements of the Company.

4	Trade and other receivables

The Company’s trade and other receivables include the following:

	2019	2018
	$	$
Trade receivables	8,827	5,711
Unbilled trade receivables	736	372
Tax credits receivable	397	44
Other receivables	148	11

	10,108	6,138

5	Net investment in finance lease

The Company’s net investment in finance lease is presented in the consolidated statements of financial position as follows:

$
Balance – January 1, 2019	442
Interest accretion	39
Lease receipts	(89)
Effects of foreign exchange	24

Balance – December 31, 2019	416

Current	92
Non-current	324

416

The following table sets out a maturity analysis of the lease payments receivable, showing the undiscounted lease payments to be received on an annual basis, reconciliation to the net investment in lease.

$
Less than one year	92
One to two years	97
Two to three years	97
Three to four years	97
Four to five years	97
Thereafter	56

Total undiscounted lease payments receivable	536
Less: Interest accretion	(126)

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

Add: Impact of present value	6

Net investment in lease – December 31, 2019	416

6	Leases

The Company’s right-of-use assets by class of assets is as follows:

	Premises	Others	Total
	$	$	$
Costs
Balance – January 1, 2019	2,209	197	2,406
Additions	481	159	640
Disposals	—	(76)	(76)
Effects of foreign exchange	33	(4)	29

Balance – December 31, 2019	2,723	276	2,999

Accumulated amortization
Balance – January 1, 2019	—	—	—
Amortization	494	105	599
Disposals	—	(29)	(29)
Effects of foreign exchange	9	—	9

Balance – December 31, 2019	503	76	579

Net balance – December 31, 2019	2,220	200	2,420

The Company’s lease obligations are as follows:

$
Balance – January 1, 2019	3,183
Additions	790
Disposals	(47)
Interest accretion	319
Lease repayments	(883)
Effects of foreign exchange	52

Balance – December 31, 2019	3,414

Current	935
Non-current	2,479

Expenses incurred for the year ended December 31, 2019 relating to short-term leases and leases of low-value assets were $9 and $206, respectively.

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

7	Property and equipment

	Furniture and	Leasehold	Land and
	office equipment	improvements	Building	Total
	$	$	$	$
Cost
Balance – December 31, 2017	375	634	384	1,393
Additions	109	301	—	410
Effects of foreign exchange	(18)	(27)	(17)	(62)

Balance – December 31, 2018	466	908	367	1,741
Additions	114	252	—	366
Dispositions	—	(37)	—	(37)
Effects of foreign exchange	—	(5)	(7)	(12)

Balance – December 31, 2019	580	1,118	360	2,058

Accumulated depreciation
Balance – December 31, 2017	183	85	31	299
Depreciation	57	97	15	169
Effects of foreign exchange	(7)	(4)	(2)	(13)

Balance – December 31, 2018	233	178	44	455

Depreciation	55	54	14	123
Effects of foreign exchange	3	—	—	3

Balance – December 31, 2019	291	232	58	581

Carrying value
Balance – December 31, 2018	233	730	323	1,286

Balance – December 31, 2019	289	886	302	1,477

8	Borrowings

The following table presents the borrowings for the Company:

	2019	2018
	$	$
Mortgage payable	36	57
Secured debentures	—	3,977
Convertible promissory notes	—	5,344
Revolving term credit	—	—

Balance – End of period	36	9,378

Current	20	5,363
Non-current	16	4,015

	36	9,378

Mortgage payable

Mortgage payable represents the mortgage on the Sovico property with Banca Intesa San Paolo and expires in July 2021. The original amount of the mortgage was €185 and is secured by the Sovico property and carries an interest rate of 5% per annum.

Credit Facility

On July 25, 2019, the Company secured a committed revolving term credit facility (the “Credit Facility”) from the Toronto-Dominion Bank. Upon the closing of initial public offering on October 8, 2019, the commitment was increased to $15,000. The amount available to be drawn

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

under the Credit Facility from time to time is equal to the lesser of (i) the commitment and (ii) an amount equal to the trailing one-month consolidated recurring revenue of the Company (“MRR”) multiplied by six multiplied by the trailing twelve month gross retention rate percentage on MRR (which rate shall not exceed 100%), minus the amount of any statutory prior claims then in existence. The Credit Facility will mature on July 25, 2022 (the “Maturity Date”). The Maturity Date may be extended for an additional 364 days, at the discretion of the lender, upon the Company providing written notice to the lender requesting such an extension. Interest on the drawn facility is set at LIBOR plus 2.75%. The standby fee on the undrawn balance is 0.50%.

Upon closing of the Credit Facility, the Company immediately drew down $7,000 to repay the existing $7,000 of secured debentures previously issued to the shareholders of the Company. The Company incurred cash transaction costs of $142 which are being amortized as accretion expense over the term of the facility using the effective interest rate method.

On October 16, 2019, the Company repaid the full balance of the Credit Facility outstanding of $7,000 from net proceeds from IPO.

Convertible promissory notes

On May 24, 2017, the Company issued $2,000 convertible promissory notes to shareholders and directors of the Company with a maturity date of May 24, 2019. The convertible promissory notes bore an interest rate of 10% payable monthly and were convertible into common shares of the Company at an exercise price of US$2.50 per share.

The Company determined that the convertible promissory notes did not qualify as a compound instrument and therefore no equity component to the instrument. This was due to the fact that the conversion price was denominated in a currency that is not the functional currency of the Company, resulting in variability of the conversion price. Accordingly, the convertible promissory notes were classified and accounted for entirely as a financial liability, which the Company had elected under IFRS 9 to measure at fair value through profit or loss. The fair value of the convertible promissory notes were classified as Level 3 in the fair value hierarchy. On May 24, 2019, the convertible promissory notes were converted into 800,000 common shares of the Company. Immediately prior to conversion, the fair value of the convertible promissory notes was $6,120 resulting in recognition of loss on change in fair value of $776 (December 31, 2018 - $2,083). The fair value of the convertible promissory notes as at December 31, 2019 was nil (December 31, 2018 - $5,344).

Secured debentures

In February 2018, the Company issued secured debentures to the shareholders of the Company for total gross cash proceeds of $4,000. The Company incurred financing fees of $40 to the lenders. These secured debentures bore an interest rate of 10% per annum, payable monthly with maturity on January 31, 2020. The debentures were collateralized by all present and future assets of the Company.

In May 2019, the Company issued additional secured debentures to the same shareholders for total gross cash proceeds of $3,000 bearing interest rate of 10% per annum. As part of the additional secured debentures issued, the maturity date of all outstanding secured debentures was amended to December 31, 2020.

On July 26, 2019, these secured debentures were repaid in full.

These secured debentures were classified at amortized cost and accounted for using the effective interest rate method. The carrying value as at December 31, 2019 was nil (December 31, 2018 — $3,977).

$
Principal balance	7,000
Upfront financing fees	(40)
Interest and accretion expense	615
Interest paid	(575)
Repayment of Principal	(7,000)

Balance – December 31, 2019	—

Finance expense for the fiscal year ended December 31, 2019 and 2018 is comprised of:

	2019	2018
	$	$
Interest and accretion expense on secured debentures	313	368
Interest expense on convertible promissory notes	74	200
Interest on lease obligations	278	—
Interest on credit facility	88	—
Bank fees and other	43	98

	796	666

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

9	Employee benefit obligation

The Company’s employee benefit obligation relates to an employee severance indemnity, which is mandatory pursuant to the Italian Civil Code and obligates the employer to pay deferred compensation based on the employees’ years of service and the compensation earned by the employee during the service period. From January 1, 2007, Italian law gives an employee the choice of directing his or her entitlement either to a supplementary pension fund or to leave the severance indemnity as an obligation to the Company. The liability is calculated by an external actuaries using the projected unit credit method.

The carrying value of the benefit obligation as at December 31, 2019 and 2018 is:

	2019	2018
	$	$
Opening balance	929	672
Increases
Provisions for the year	420	310
Actuarial losses	110	41
Interest expense	14	8
Reductions
Payments	(16)	(63)
Foreign exchange translation	(14)	(39)

Ending balance	1,443	929

The change in liability was recognized in statement of loss and comprehensive loss as follows:

	2019	2018
	$	$
Cost recognized in profit or loss
Current period cost	420	310
Interest cost on defined benefit obligation	14	8
Remeasurement loss recognized in OCI	110	41
Annual weighted average assumptions:
Discount rate	0.79%	1.57%
Price inflation	1.50%	1.50%

A decrease of 50 basis points in the discount rate would result in an increase of the liability by $129; a corresponding increase in basis points would result in a reduction of liability by $114.

A decrease of 50 basis points of price inflation would result in reduction of the liability by $44; a corresponding increase in basis points would result in an increase of liability by $46.

10	Non-controlling interests

As at December 31, 2018, the Company had 100% ownership interest in Docebo S.p.A. (2017 — 69.9%) resulting in nil% (2017 - 30.1%) ownership interest held by non-controlling shareholders.

In March 2018, the Company acquired the remaining 30.1% interest in Docebo S.p.A. in exchange for 4,512,000 common shares. The fair value of the common shares issued was $20,755 and the carrying value of the non-controlling interest acquired was a deficit of $1,434 resulting in recognition of $22,189 as a debit to shareholders’ deficit of the Company. No gain or loss was recorded as part of the acquisition of the remaining ownership interests.

Reconciliation of non-controlling interest is as follows:

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

$
Balance – January 1, 2018	(1,055)
Share of net loss to date of acquisition	(379)
Purchase of non-controlling interest	1,434

Balance – December 31, 2018 and December 31, 2019	—

11	Share capital

Authorized

Unlimited common shares with no par value

Issued and outstanding:

	Number of
	shares(iv)	Amount
Balance – December 31, 2017	18,020,000	9,961
Purchase of non-controlling interest (i)	4,512,000	20,755
Balance – December 31, 2018	22,532,000	30,716
Stock option exercise (ii)	434,700	495
Conversion of promissory notes (iii)	800,000	6,120
IPO share issuance(v)	4,687,500	52,414

Balance – December 31, 2019	28,454,200	89,745

i)

On March 15, 2018, the shareholders of the Company acquired the remaining 30.1% non-controlling interest in Docebo S.p.A. from the non-controlling interest holders in exchange for the issuance of 4,512,000 common shares. The transaction was measured at the fair value of the common shares issued of $20,755. The fair value of the common shares on date of issuance was $4.60 per share.

ii)

On May 13, 2019, 386,100 stock options were exercised resulting in issuance of 386,100 common shares of the Company for total cash proceeds of $311. On June 10, 2019, 6,900 stock options were exercised resulting in issuance of 6,900 common shares of the Company for total cash proceeds of $17. On July 8, 2019, 34,800 stock options were exercised resulting in issuance of 34,800 common shares of the Company for total cash proceeds of $28. On August 14, 2019, 6,900 stock options were exercised resulting in issuance of 6,900 common shares of the Company for total cash proceeds of $18.

iii)	On May 24, 2019, the convertible promissory notes were converted into 800,000 common shares of the Company. The fair value of the convertible promissory notes on the date of conversion was $6,120.
(iv)

On October 1, 2019, the Company filed articles of amendment to split all of its issued and outstanding common shares on the basis of 100 common shares for every one common share outstanding. All share and per share amounts for all periods presented in these financial statements have been adjusted retrospectively to reflect the share split.

(v)

On October 8, 2019, the Company completed an IPO and issued 4,687,500 common shares for a total gross consideration of $56,261 (C$75,000). Share issuance costs amounted to $3,847 resulting in net proceeds of $52,414.

12	Share-based compensation

The Company has four components of its share-based compensation plan: stock options, deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”). Share-based compensation expense for the year ended December 31, 2019 was $659 (2018 — $253). The expense associated with each component is as follows:

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

	2019	2018
	$	$
Stock options	550	253
DSU	109	—

	659	253

Stock options

In 2016, the Company established a stock option plan (the “Legacy Option Plan”) for directors, officers, employees and consultants of the Company. The Company’s Board of Directors has the authority to determine, among other things, the eligibility of individuals to participate in the Legacy Option Plan and the term, vesting periods and the exercise price of options granted to individuals under the Legacy Option Plan, subject to the provisions of the Legacy Option Plan. Each share option is exercisable for one common share of the Company. No amounts were paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights.

In connection with the IPO on October 8, 2019, the Legacy Option Plan was amended such that no further awards can be made under the Legacy Option Plan. In connection with the IPO, the Company adopted an omnibus incentive plan (the “Omnibus Incentive Plan”) which allows the Board of Directors to grant long-term equity-based awards, including stock options, DSUs, RSUs and PSUs, to eligible participants. As determined by the Company’s Board of Directors, the Compensation Nominating and Governance Committee of the Company’s Board of Directors is the Plan Administrator (as defined in the Omnibus Incentive Plan) of the Omnibus Incentive Plan. The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive awards under the Omnibus Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of common shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the common shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

The number of common shares reserved for issuance under the Omnibus Incentive Plan and the Legacy Option Plan, collectively is 2,845,420.

The changes in the number of stock options during the fiscal year ended December 31, 2019 and 2018 were as follows:

	2019		2018
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	#	C$	#	C$
Options outstanding – January 1	1,546,700	0.98	1,546,700	0.98
Options granted	601,347	13.59	—	—
Options forfeited	(21,000)	2.14	—	—
Options exercised	(434,700)	1.13	—	—

Options outstanding – December 31	1,692,347	5.41	1,546,700	0.98
Options exercisable – December 31	943,300	0.99	1,073,300	1.05

The weighted average fair value of share options granted during the year ended December 31, 2019 was estimated at the date of grant using the Black-Scholes option pricing model using the following inputs:

Weighted average assumptions	2019
Fair value, per option	C$	5.87
Grant date share price	C$	13.71
Exercise price	C$	13.59
Expected dividend yield		nil	%
Risk free interest rate		1.69%

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

Expected option life	7 years
Expected volatility	39.9%

There were no share options granted during the year ended December 31, 2018.

Expected volatility was estimated by using the historical volatility of technology index and comparable benchmarks. The expected option life represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on government bonds with a term equal to the expected life of the options.

The following table is a summary of the Company’s share options outstanding as at December 31, 2019:

	Options outstanding		Options exercisable
		Weighted average remaining contractual	Weighted average
Exercise price range	Number outstanding	life (years)	exercise price	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	1,079,400	7.36	0.0001 - 1.09	934,100
3.09 - 3.29	23,200	9.55	3.09 - 3.29	9,200
8.86 - 8.90	181,600	11.1	8.86 - 8.90	—
15.79 - 16.00	408,147	9.79	15.79 - 16.00	—

5.41	1,692,347	8.38	0.99	943,300

DSUs

Pursuant to the Omnibus Incentive Plan, the Company’s Board of Directors may fix, from time to time, a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board (the “Director Fees”) that are to be payable in the form of DSUs. In addition, subject to the terms of the Omnibus Incentive Plan, directors may elect to receive all or a portion of their cash Director Fees in the form of DSUs. The number of DSUs that a director will receive in respect of any period is calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in DSUs by (b) the market price of a share on the date of the grant, with the balance, if any, being paid in cash. Except as otherwise determined by the Plan Administrator, DSUs shall vest immediately upon grant or be subject to a one-year vesting period.

The following table presents information concerning the number of DSU units granted by the Company:

#
DSU units – January 1, 2019	—
Granted (at C$16 per unit)	36,250

DSU units – December 31, 2019	36,250

13	Loss per share

For all the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of convertible promissory notes and share options and DSUs. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) for year ended December 31 presented are as follows:

	2019	2018
	#	#
Convertible promissory notes	—	800,000
Share-based compensation	1,728,597	1,546,700

	1,728,597	2,346,700

14	Disaggregated revenue

The Company derives its revenues from two main sources, software-as-a-service application (“SaaS”), and professional services revenue, which includes services such as initial project management and training, integration and custom development. Subscription revenue related

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

to the provision of SaaS is recognized ratably over the contract term as the service is delivered. Professional services revenue is recognized as services are rendered.

The following table represents disaggregation of revenue for the year ended December 31:

	2019	2018
	$	$
Subscription revenue	37,283	23,881
Professional services	4,160	3,193

	41,443	27,074

The following table presents revenue expected to be recognized in future years related to performance obligations that are unsatisfied as at December 31:

			2022 and
	2020	2021	thereafter
	$	$	$
Subscription revenue	33,051	17,321	8,415
Professional services	977	—	—

	34,028	17,321	8,415

The Company recognizes a contract asset for incremental costs of obtaining a contract with a customer. An asset is only recognized when the Company expects to fully recover those costs. Incremental costs of obtaining a contract include sales commissions that otherwise would not have been incurred had the contract not been obtained. The asset recognized is amortized on a straight line basis over the non- cancellable period of the related service that is provided.

	2019	2018
	$	$
Beginning balance	618	—
Contract acquisition costs	1,084	762
Amortization expense	(399)	(144)

Ending balance	1,303	618

Current	605	243
Non-current	698	375

	1,303	618

The following tables provide information about unbilled trade receivable and deferred revenue:

Unbilled trade receivable

	2019	2018
	$	$
Beginning balance	372	266
Decrease from transfers to trade receivables	(372)	(266)
Increase from revenue recognized	736	372

Ending balance	736	372

Deferred revenue

	2019	2018
	$	$
Beginning balance	12,687	7,581
Decrease from revenue recognized	(40,707)	(26,703)
Increase due to amounts invoiced	45,406	30,713
Foreign exchange and other movements	611	1,096

Ending balance	17,997	12,687

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

15	Cost of revenue

	2019	2018
	$	$
Employee wages and benefits	5,875	3,867
Web hosting fees	1,776	1,412
Partner fees	343	333
Other	267	38

	8,261	5,650

16	Employee compensation

The total employee compensation comprising salaries and benefits for the year ended December 31, 2019 was $29,460 (2018 — $20,508).

Employee compensation costs were included in the following expenses:

	2019	2018
	$	$
Cost of revenue	5,875	3,867
General and administrative	5,296	3,399
Sales and marketing	11,317	8,460
Research and development	6,972	4,782

	29,460	20,508

17	Income taxes

	2019	2018
	$	$
Current tax expense	642	—
Deferred tax recovery	(33)	—

	609	—

Rate reconciliation

A reconciliation of income tax expense and the product of accounting income before income tax multiplied by the combined Canadian federal and provincial statutory income tax rate is as follows:

	2019	2018
	$	$
Loss before income taxes	(11,305)	(11,651)
Statutory tax rate	26.5%	26.5%

Tax at statutory rate	(2,996)	(3,087)
Foreign tax rate differential	175	(65)
Change in unrecognized deferred tax asset	2,508	2,479
Effect of permanent differences	922	673

Income tax expense	609	—

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

Unrecognized deferred income tax

Deferred income tax assets in excess of deferred income tax liabilities have not been recognized in respect of the following attributes because it is not probable that future taxable profit will be available against which the Company can use the benefits.

	2019	2018
	$	$
Deferred income tax assets
Non-capital loss carry forwards	6,046	3,160
Net capital loss carry forwards	131	—
Intangible assets	2,261	2,003
Unrealized foreign exchange losses	56	78
Non-deductible reserves	360	231
Excess tax over accounting basis in property, plant and equipment and other assets	75	26
R&D tax credits	—	123
Financing charges	875	—
Other	67	—

	9,871	5,621
Deferred income tax liabilities
Contract asset	(69)	(122)
Excess accounting over tax basis in property, plant and equipment and other assets	—	(27)
Other	—	(65)

	(69)	(214)

Net unrecognized deferred income tax assets	9,802	5,407

Unrecognized tax losses

As at December 31, 2019, deferred income tax assets have not been recognized in respect of the following tax losses in each jurisdiction because it is not probable that future taxable profit will be available against which the Company can use the benefits.

	Canada	Italy	Total
Year of expiry	$	$	$
2036	113	—	113
2037	2,661	—	2,661
2038	4,469	—	4,469
2039	6,195	—	6,195
Indefinite	644	9,954	10,598

Total unrecognized tax losses	14,082	9,954	24,036

18	Commitments and contingencies

Commitments

As at December 31, 2019, the Company is committed under operating and finance leases, primarily relating to office space and equipment leases, for the following minimum annual rentals:

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

$
2020	1,204
2021	1,013
2022	898
2023	723
2024	552
Thereafter	424

4,814

Contingencies

In the ordinary course of business, from time to time, the Company is involved in various claims related to operations, rights, commercial, employment or other claims. Although such matters cannot be predicted with certainty, management does not consider the Company’s exposure to these claims to be material to these financial statements.

19	Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly, including the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer and equivalent and Directors.

Compensation expense for the Company’s key management personnel for the years ended December 31, 2019 and 2018 is as follows:

	2019	2018
	$	$
Salaries and benefits	2,057	1,832
Share-based compensation	1,995	241

	4,052	2,073

In May 2019, the Company issued $3,000 of additional secured debentures to the shareholders of the Company as described in Note 8. On July 26, 2019, these secured debentures were repaid in full.

20	Capital management

The Company’s capital management objectives are to maintain financial flexibility in order to pursue its strategy of organic and acquisition growth and to provide returns to its shareholders. The Company defines capital as the aggregate of its capital stock and borrowings.

Total managed capital is as follows:

	2019	2018
	$	$
Borrowings	36	9,378
Share capital	89,745	30,716

	89,781	40,094

The Company manages its capital structure in accordance with changes in economic conditions. In order to maintain or adjust its capital structure, the Company may elect to issue or repay financial liabilities, issue shares, repurchase shares, pay dividends or undertake any other activities as deemed appropriate under the specific circumstances. The Company is not subject to any externally imposed capital requirements.

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

21	Financial instruments and risk management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. The Company performs credit checks for all customers who wish to trade on credit terms. As at December 31, 2019 and 2018, no customer represented greater than 10% of the outstanding receivable balance.

The Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.

The aging of trade receivables is as follows:

	2019	2018
	$	$
Not past due	5,121	3,844
1-30 days past due	323	271
31-60 days past due	1,347	932
61-90 days past due	688	239
91-120 days past due	533	240
Greater than 120 days past due	1,289	632

	9,301	6,158
Less: credit loss impairment	474	447

	8,827	5,711

The credit loss impairment was determined as follows:

	Expected loss rate	Loss allowance
		$
Not past due	0.4%	20
1-30 days past due	0.1%	—
31-60 days past due	1.3%	18
61-90 days past due	3.9%	27
91-120 days past due	20.0%	107
Greater than 120 days past due	23.4%	302

		474

Changes in credit loss impairment were as follows:

	2019	2018
	$	$
Beginning balance	447	236
Write-offs	(258)	—
Impairment loss recognized	285	211

Ending balance	474	447

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and the issuance of debt. Our trade and other payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company’s ability to meet its forecast and continue to fund customer acquisition cost, infrastructure improvement, maintenance and administrative requirements, the Company may need to take additional measures to increase its liquidity and capital resources, including obtaining additional debt or equity financing or strategically altering the business forecast and

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company’s results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

•	Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company’s primary exposure with respect to foreign currencies is from US dollar denominated cash, trade and other receivables, trade and other payables and borrowings in entities whose functional currency is other than US dollars. The net carrying value of these US denominated balances held in entities with Euro and Canadian dollars as their functional currency as at December 31, 2019 and 2018 presented in US dollars is as follows:

	2019		2018
	Euro	CAD	Euro	CAD
	$	$	$	$
Cash and cash equivalents	110	38,759	155	105
Trade and other receivables	636	2,109	259	1,412
Trade and other payables	(746)	(33)	(356)	(104)
Borrowings	—	—	—	(9,344)

	—	40,835	58	(7,931)

If there was a 1% strengthening of the US dollar against the Canadian dollar or the euro, there would be a corresponding increase (decrease) in net loss of:

	2019		2018
	Euro	CAD	Euro	CAD
	$	$	$	$
Cash and cash equivalents	1	298	2	1
Trade and other receivables	7	16	3	10
Trade and other payables	(8)	—	(4)	(1)
Borrowings	—	—	—	(69)

	—	314	1	(59)

There would be an equal and opposite impact if there was a 1% weakening of the Canadian dollar or the euro against the US dollar.

•	Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as at December 31, 2019 as there are no material long-term borrowings outstanding.

•	Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at December 31, 2019.

Fair values

The carrying values of cash and cash equivalents, trade and other receivables, trade and other payables and borrowings approximate fair values due to the short-term nature of these items or being carried at fair value or, for borrowings, interest payables are close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

DOCEBO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(expressed in thousands of US dollars, except share amounts)

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

•	Level 1 — Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

•

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 — Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Convertible promissory notes were classified as Level 3 financial instruments. The valuation method and significant assumptions used to determine the fair value of convertible promissory notes have been disclosed in the borrowings note. During the year, there were no transfers of amounts between levels.

22	Segmented information

The Company reports segment information based on internal reports used by the chief operating decision maker (“CODM”) to make operating and resource decisions and to assess performance. The CODM is the Chief Executive Officer. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single reportable operating segment.

The following table presents details on revenues derived and details on property and equipment domiciled in the following geographical locations as at and for the years ended December 31, 2019 and 2018.

Revenue for the years ended December 31, 2019 and 2018:

	2019	2018
	$	$
North America	28,800	17,931
EMEA	12,643	9,143

Total	41,443	27,074

Property and equipment as at December 31, 2019 and 2018:

	2019	2018
	$	$
North America	468	194
EMEA	1,009	1,092

Total	1,477	1,286

ROU asset as at December 31, 2019:

2019
$
North America	1,319
EMEA	1,101

Total	2,420